Substack Inc.
and subsidiary

(a Delaware Corporation)

Audited Consolidated Financial Statements

Period of January 1, 2020

through December 31, 2021

Audited by:



TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Substack Inc. and Subsidiary

Table of Contents



Independent Auditor's Report

March 31, 2023
To: Board of Directors of Substack Inc.
Attn: Chris Best, CEO
Re: 2021 and 2020 Consolidated Financial Statement Audit – Substack Inc. and subsidiary

Report on the Audit of the Consolidated Financial Statements

Opinion
We have audited the consolidated financial statements of Substack Inc. and subsidiary which comprise the consolidated balance sheets as of December 31, 2021 and December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Substack Inc. as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Substack Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Substack Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Substack Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Substack Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
March 31, 2023

SUBSTACK, INC AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
As of December 31, 2021 and December 31, 2020
(Audited)

ASSETS		2021		2020
Current Assets				
Cash and cash equivalents	$	55,386,969	$	15,279,360
Accounts Receivable		(54,165)		(2,136)
Prepaids		6,242,518		941,818
Other current receivable		164,636		220,262
Total Current Assets		**61,739,958**		**16,439,304**
Property and Equipment				
Furniture and equipment		314,224		31,703
Accumulated Depreciation		(35,220)		(3,774)
Net Property and Equipment		**279,004**		**27,929**
Other Assets				
Rental Deposits		648,853		-
Total Other Assets		**648,853**		**0**
Total Assets	$	**62,667,814**	$	**16,467,233**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	429,285	$	257,450
Credit Cards		125,571		23,077
Accrued expenses		549,754		160,812
Deferred Revenue		5,275,919		2,180,870
Other current liabilities		254,498		73,181
Total Current Liabilities		**6,635,026**		**2,695,391**
Total Liabilities		**6,635,026**		**2,695,391**
Stockholders' equity				
Common Stock, $0.00001 par value; 10,235,010 authorized; 403,842 issued and outstanding as of December 31, 2021 and 2020		107		103
Preferred Stock, $0.00001 par value; 8,412,321 authorized; 2,473,693 issued and outstanding as of December 31, 2021 and 2020, respectively		109		84
Additional Paid in Capital		82,908,351		17,678,929
Additional Paid in Capital - Share based compensation		81,166		5,191
Accumulated Other Comprehensive Income		(81,676)		470
Less: Financing fees		(146,800)		(70,000)
Treasury Stock		(8,997)		-
Retained Earnings		(26,719,472)		(3,842,935)
Total Stockholders' Equity		**56,032,788**		**13,771,843**
Total Liabilities and Stockholders' Equity	$	**62,667,814**	$	**16,467,233**

The accompanying footnotes are an integral part of these financial statements.

SUBSTACK, INC AND SUBSIDIARY
CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2021 and December 31, 2020
(Audited)

	2021	2020
Revenues		
Gross Revenue - Subscriptions Fees	$ 6,291,270	$ 736,143
Gross Revenue - Partnership Subscriptions Fees	5,520,832	1,592,518
Gross Revenue - Custom Domains	122,250	37,500
Total Gross Revenue	11,934,352	2,366,161
Returns, Allowances and Discounts	(447,664)	(22,810)
Partnership Expenses	(16,654,663)	(889,299)
Total Revenues	**(5,167,975)**	**1,454,052**
Cost of Revenues	**1,399,728**	**414,868**
Net Profit	**(6,567,703)**	**1,039,184**
Operating Expenses		
Advertising and marketing	347,254	8,968
General and administrative	2,077,081	402,779
Salaries and wages	10,014,641	2,315,659
Rent	510,498	145,302
Professional services	3,289,154	529,731
Depreciation and amortization	31,446	3,497
Total Operating Expenses	**16,270,075**	**3,405,936**
Other Income (expense)		
Other income/(expense)	37,215	51,158
Share based compensation	(75,975)	(5,191)
Interest expense	-	-
Total Other income (expense)	**(38,760)**	**45,967**
Net Income (Loss)	**$ (22,876,537)**	**$ (2,320,785)**

The accompanying footnotes are an integral part of these financial statements.

SUBSTACK, INC AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2021 and December 31, 2020
(Audited)

	Common Stock		Additional Paid in Capital - Common	Preferred Stock		Additional Paid in Capital	Additional Paid in Capital - Share based compensation	Accumulated Other Comprehensive Income	Treasury Stock	Financing Fees	Retained Earnings	Total Stockholders' Equity
	Shares	Value ($ par)		Shares	Value ($ par)							
Balance as of December 31, 2019	10,151,560	$ 102	$ 690	8,412,321	$ 84	$17,659,046	$ -	$ -	$ -	$ (70,000)	$ (1,522,150)	$16,067,772
Issuance of Common Stocks	83,450	1	19,193		-	-	-	-	-		-	19,194
Other Comprehensive Income	-	-	-	-	-	-	-	470	-		-	470
Share based compensation	-	-	-	-	-	-	5,191	-	-		-	5,191
Net loss	-	-	-	-	-	-	-	-	-		(2,320,785)	(2,320,785)
Balance as of December 31, 2020	10,235,010	103	19,883	8,412,321	84	17,659,046	5,191	470	-	(70,000)	(3,842,935)	13,771,843
Issuance of Common Stocks	403,842	4	229,514	-	-	-	-	-	-	-	-	229,518
Issuance of Preferred Stocks	-	-	-	2,472,693	25	64,999,908	-	-	-	(76,800)	-	64,923,133
Treasury Stock	-	-	-	-	-	-	-	-	(8,997)	-	-	(8,997)
Other Comprehensive Income	-	-	-	-	-	-	-	(82,147)	-	-	-	(82,147)
Share based compensation	-	-	-	-	-	-	75,975	-	-	-	-	75,975
Net loss	-	-	-	-	-	-	-	-	-	-	(22,876,537)	(22,876,537)
Balance as of December 31, 2021	10,638,852	$ 107	$ 249,397	10,885,014	$ 109	$ 82,658,954	$ 81,166	$ (81,676)	$ (8,997)	$ (146,800)	$ (26,719,472)	$ 56,032,788

The accompanying footnotes are an integral part of these financial statements.

SUBSTACK, INC AND SUBSIDIARY
COSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021 and December 31, 2020
(Audited)

	2021	2020
Cash Flows from Operating Activities		
Net Income (Loss)	$ (22,876,537)	$ (2,320,785)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	31,446	3,497
Share based compensation	75,975	5,191
Changes in operating assets and liabilities:		
Accounts receivable	52,029	2,386
Prepaids	(5,300,700)	(929,828)
Other current receivable	55,626	(138,447)
Due to/ from related parties	(648,853)	-
Accounts payable	171,835	216,836
Credit Cards	102,494	9,123
Accrued expenses	388,942	85,812
Deferred Revenue	3,095,049	1,932,336
Other current liabilities	181,317	53,120
Net cash provided by (used in) operating activities	**(24,671,377)**	**(1,080,757)**
Cash Flows from Investing Activities		
Furniture and equipment	282,521	26,295
Net cash used in investing activities	**282,521**	**26,295**
Cash Flows from Financing Activities		
Issuance of Common Stock	4	19,194
Issuance of Preferred Stock	65,229,447	-
Financing	(76,800)	-
Common Stock Buyback	(8,997)	-
Net cash used in financing activities	**65,143,654**	**19,194**
Net change in cash and cash equivalents	**40,189,755**	**(1,087,858)**
Effects of exchange rate changes on cash	(82,147)	470
Cash and cash equivalents at beginning of period	15,279,360	16,366,747
Cash and cash equivalents at end of period	$ **55,386,969**	$ **15,279,360**
Supplemental information		
Interest paid	-	-
Income taxes paid	-	-

Noncash transactions

The accompanying footnotes are an integral part of these financial statements.

SUBSTACK INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND DECEMBER 31, 2021
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS AND CONSOLIDATION

Included in these consolidated financial statements are operations of Substack, Inc, and its wholly owned subsidiary (collectively, which may be referred to as the "Company", "we," "us," or "our"):

- Substack Technologies Canada, Inc.

The Company was registered in Delaware on November 29, 2017. The Company offers an online platform that lets independent writers and creators publish directly to their audience and get paid through subscriptions. The Company's headquarters are in San Francisco, CA and began operations in 2017. In November 2020, the Company formed Substack Technologies Canada, Inc (a "Subsidiary"), a wholly owned subsidiary located in Canada for Canadian operations.

Since Inception, the Company has relied on the issuance of SAFE notes and issuance of stock to fund its operations. During the next twelve months, the Company intends to fund its operations from an equity raise (see Note 4), as well as revenue producing activities, if and when such can be realized. During the next twelve months, the Company intends to fund its operations from equity raise (see Note 4), revenue generating activities and available debt facility (see Note 8), as well as revenue producing activities, if and when such can be realized. If the Company cannot achieve profitability and does not secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

SUBSTACK INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND DECEMBER 31, 2021
(AUDITED)

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and December 31, 2021, the Company had $15,279,360 and $55,386,969 of cash on hand respectively.

Fixed Assets

Property and equipment exist in the form of computers, electronics, furniture and leasehold improvements. These assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 30, 2020 and December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation

SUBSTACK INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND DECEMBER 31, 2021
(AUDITED)

allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2020 and December 31, 2021, as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and December 31, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues when its writers add paid subscriptions. It is free to get started on Substack. When a writer turns on paid subscriptions, Substack maintains a standard take rate of 10% of the subscription price ("take rate"). The Company's payments are collected upfront and as services are delivered depending on the length of the subscription. The Company has deferred revenue totaling $2,180,870 on December 31, 2020 and $5,275,919 on December 31, 2021, for orders that have been paid but the performance obligations have not been met.

Gross Revenue - Subscriptions Fees

The Company collects a standard fee by taking a 10% percent fee of the paid subscription fee generated by the writer.

Gross Revenue - Partnership Subscriptions Fees

The Company entered into agreements with writers. Under the terms of the arrangement, the writer is paid a minimum guarantee in exchange for an increased take rate by Substack on each paid subscription generated by the Writer.

Gross Revenue - Custom Domains

The Company charges a one-time $50 fee to use a custom domain for a publication on an as requested basis.

Partnership Subscription Expenses

The Company entered into agreements with the writers. Under the terms of the arrangement, the writer is paid a minimum guarantee in exchange for Gross Revenue - Partnership Subscriptions Fees. These fees are amortized over the term of the agreement which is generally a 12 month term.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $8,968, for the year ended December 31, 2020 and $347,254, for the year ended December 31, 2021.

Deferred Cash Compensation

SUBSTACK INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND DECEMBER 31, 2021
(AUDITED)

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Cocoon Acquisition

In 2021, the Company entered into an acquisition-hire agreement with Glasswing Inc. (dba Cocoon). The Company was granted perpetual, irrevocable, fully paid-up, worldwide, sublicensable, assignable, non-exclusive license to all of Cocoon's IP. Full time employment was offered by the Company and accepted by employees of Glasswing Inc. As part of the agreement the Company paid $1,764,935 cash, issued 122,530 shares of common stock to Cocoon's shareholders and assumed the remaining lease obligation on Cocoon's office space. The Cash payment was subject to a pro-rated claw back, such that if a Glasswing Inc. employee ends employment with the Company sooner than one year after the employment start date. As of December 31, 2021 the Company recognized $626,267 as other compensation and the remaining balance of $1,138,668 in prepaid expenses on the balance sheet.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 2 – FIXED ASSETS

Fixed assets at December 31, 2020 and December 31, 2021 consists of the following:

	2020	2021
Computers and Equipment	31,703	37,322
Furniture & Fixtures	0	45,395

SUBSTACK INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND DECEMBER 31, 2021
(AUDITED)

Leasehold Improvements		0	231,506
Accumulated Depreciation/Amortization		(3,774)	(35,220)
Total	$	27,929	$ 279,004

Total depreciation expense for the years ended December 31, 2020 and 2021 were $31,446 and $3,497 respectively.

NOTE 3 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2020 and December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 4 – EQUITY

Common Stock

In 2021, the Company amended and restated the total number of authorized shares of Common Stock from 23,200,000 to a total of authorized 26,000,000 shares of Common Stock at $0.00001 par value.

In 2020, the Company issued 83,450 shares of Common Stock. In 2021, the Company issued an additional 403,842 shares of common stock. As of December 31, 2021 and December 31, 2020 the Company had 10,638,852 and 10,235,010 shares of Common Stock outstanding, respectively.

Preferred Stock

In 2021, the Company amended and restated the total number of Preferred Stock authorized from 8,412,321 shares to a total of 10,885,014 shares of Preferred Stock, $0.00001 per share. In the event of a distribution, the distribution is made first to the members holding Preferred Stocks, then to members holding any shares. Prior to 2020, the Company issued 8,412,321 shares of Series Seed-A Preferred Stock as part of equity financing. In connection with the equity financing in 2019, certain Simple Agreements for Future Equity (SAFEs) issued by the Company to various qualified investors converted into Preferred Stock. SAFEs totaling $2,3717,340 had been shifted to the additional paid in capital – Preferred Stock account.

In 2021, the Company issued an additional 2,472,693 shares of Series Seed-B Preferred shares for $64,999,933 as part of equity financing.

As of December 31, 2021 and December 31, 2020, the Company had 10,885,014 and 8,412,321 shares of Preferred Stocks issued and outstanding, respectively.

NOTE 5 – EQUITY-BASED COMPENSATION

In 2017, the Company adopted a 2017 Equity Incentive Plan ("2017 Plan"), that permitted the grant or option of shares to its employees for up to shares of Common Stock in 2021 the Company amended the total shares authorized under the 2017 Plan from 2,591,898 to 3,893,656 shares of Common Stock.

The Company believes that such awards will help the Company attract, retain, and motivate its management and other persons, including officers, directors, key employees, and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

SUBSTACK INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND DECEMBER 31, 2021
(AUDITED)

As of December 31, 2021 and December 31, 2020, the Company had 2,078,159 and 504,876 options issued and outstanding. Additionally, as of December 31, 2021 and December 31, 2020, the Company had 313,187 and 57,370 options to purchase common stock vested. Options convert into shares of common stock. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. The expected dividend yield is zero based on the Company not anticipating to pay dividends in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$ 0.23 , 0.55, 3.34
Fair value share price	$ 0.23 , 0.55, 3.34
Expected volatility	48,71%, 40%, 60%
Expected term	4.00, 3.00, 5.00 years
Expected dividend rate	0.00%
Risk-free rate	1.56%, 0.29%, 0.86%
Fair value per share option	$ 0.23, 0.55, 3.34

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company has entered into agreements with various Substack writer's (see Gross Revenue - Partnership Subscriptions in Note 2). Those agreements created contractual committed payments of $1,442,387 as of December 31, 2020 and $12,641,923 as of December 31, 2021.

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2020 and December 31, 2021.

The Company entered into a lease in August 2021 for the building in San Francisco, California with a term of 39 months. Future minimum lease payments are as follows:

Years Ending December 31,	**Amount**
2022	$ 1,091,586
2023	1,124,334
2024	961,717
2025	-
2026	-
Thereafter	-
Total	$ 3,177,637

The lease expense for the years ended December 31, 2021 and 2020 totaled $44,924 and $0, respectively. Other rental expenses for the years ended December 31, 2021 and 2020 totaling $465,574 and $145,302, respectively, were paid for month-to-month rental agreements and do not have future lease commitments.

SUBSTACK INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND DECEMBER 31, 2021
(AUDITED)

COVID-19

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Loans

On June 3, 2022, the Company received a revolving line of credit with JPMORGAN CHASE BANK, N.A, of $10,000,000 and a term loan for an additional $10,000,000. The line of credit expires on June 3, 2024, unless extended. Borrowings under the line of credit bear interest (8.25% as of March 31, 2022), the bank's prime rate plus 0.50%. The term loan expires on June 3, 2026, unless extended. Borrowings under the line of credit bear interest (8.75% as of March 31, 2022), the bank's prime rate plus 1.00%. All borrowings are collateralized by substantially all assets of the Company.

On July 13, 2022, the Company received a credit facility with TriplePoint Private Venture Credit Inc., of (1) $20,000,000, allocated between lenders (2) an additional $30,000,000, available upon completion of Part 2 milestone, allocated between lenders. Part 2 milestone means the Company has issued and sold additional shares of their Preferred Stock since the closing date of July 13, 2022 for aggregate gross cash proceeds of at least $50,000,000 (excluding any amounts received upon conversion or cancellation of indebtedness) and achieved trailing 6-month net-revenue of at minimum of $9,000,000. The credit facility expires on July 31, 2027, unless extended. Borrowings under the credit facility bear interest (13.25% as of March 31, 2022), the bank's prime rate plus 6.0%. All borrowings are collateralized by substantially all assets of the Company.

The outstanding balance on the line of credit was $0 as of March 31, 2023. Borrowings under the line of credit are subject to certain financial covenants and restrictions on indebtedness, dividend payments, financial guarantees, business combinations, and other related items. As of March 31, 2023, the Company is compliant with all covenants.

Issuance of Common Stock

In 2022 and 2023, the Company issued 199,249 shares of common stock. The shares consist of 191,086 shares related to employees exercising stock options. The remaining 8,163 is related to an acquihire whereby the Company issued common stock in exchange for cash and an agreement for an employee to join Substack

Management's Evaluation

SUBSTACK INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND DECEMBER 31, 2021
(AUDITED)

Management has evaluated subsequent events through March 31, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.